# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CAMP4 THERAPEUTICS CORPORATION, CIK 0001736730
CUSIP: 13463J101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: One Kendall Square, Building 1400 West, 3rd Floor, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 12/19/2025
Amends the filing with accession number 0001104659-24-110566
Filed by CIK 0001953107
Persons authorized to receive notices and communications: James P. Boylan, Enavate Sciences, 106 W 56th Street, 8th Floor, New York, New York (NY), 10019, (332) 275-5551

## Reporting persons
- Enavate Sciences GP, LLC (CIK 0001953107): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,127,360; sole dispositive power 0; shared dispositive power 3,127,360; aggregate amount beneficially owned 3,127,360 (6% of the class)
- Everest Aggregator, LP (CIK 0002040426): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,127,360; sole dispositive power 0; shared dispositive power 3,127,360; aggregate amount beneficially owned 3,127,360 (6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: CAMP4 THERAPEUTICS CORPORATION
Address of issuer's principal executive offices: One Kendall Square, Building 1400 West, 3rd Floor, Cambridge, Massachusetts (MA), 02139
Comment: This Amendment No. 2 (this "Amendment No. 2" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 22, 2024 and amended on September 15, 2025 (as amended, the "Statement") by the Reporting Entities. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Entities' cover page to this Schedule 13D/A set forth the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by such Reporting Entity and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 46,881,134 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025 and (ii) 5,000,000 shares of Common Stock issued in the Issuer's public offering of equity securities that closed on December 19, 2025.

Everest LP directly holds 3,127,360 shares of Common Stock. Enavate GP is the general partner of Everest LP and shares voting and investment authority over the shares held by Everest LP.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Entities' cover page to this Schedule 13D/A set forth the number of shares of Common Stock as to which such Reporting Entity has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Entities has effected any transactions with respect to the securities of the Issuer during the past sixty days.

On December 16, 2025, Everest LP sold an aggregate of 50,000 shares in open market transactions at prices ranging from $6.50 to $6.94 (weighted average sales price of $6.65 per share).

On December 17, 2025, Everest LP sold an aggregate of 50,000 shares in open market transactions at prices ranging from $6.75 to $7.20 (weighted average sales price of $6.87 per share).

On December 18, 2025, Everest LP sold an aggregate of 168,560 shares in open market transactions at prices ranging from $6.25 to $6.90 (weighted average sales price of $6.52 per share).

On December 19, 2025, Everest LP sold an aggregate of 310,121 shares in open market transactions at prices ranging from $6.30 to $6.50 (weighted average sales price of $6.31 per share).

On December 22, 2025, Everest LP sold an aggregate of 74,316 shares in open market transactions at prices ranging from $6.05 to $6.37 (weighted average sales price of $6.12 per share).

On December 23, 2025, Everest LP sold an aggregate of 5,445 shares in open market transactions at prices ranging from $6.05 to $6.31 (weighted average sales price of $6.10 per share).
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Entities' Schedule 13D filed with the SEC on October 22, 2024).

## Signatures
- Enavate Sciences GP, LLC: /s/ James P. Boylan, By James P. Boylan, Manager (12/23/2025)
- Everest Aggregator, LP: /s/ James P. Boylan, By: Enavate Sciences GP, LLC, its General Partner, By James P. Boylan, Manager (12/23/2025)